STARWOOD
HOTELS & RESORTS WORLDWIDE
Kenneth S. Siegel
Chief Administrative Officer & General Counsel
October 11, 2007
Jennifer Gowetski                                   via Facsimile (202) 772-9210
Division of Corporation Finance            and Federal Express
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:      Starwood Hotels & Resorts Worldwide, Inc.
           Definitive 14A
           Filed April 26, 2007
           File No. 001-07959
Dear Ms. Gowetski:
     We refer to your letter dated August 21, 2007 to Bruce W. Duncan (the “Letter”) relating to the definitive proxy statement for the 2007 Annual Meeting of Shareholders (the “Proxy Statement”), filed by Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation (the “Company”). Our responses to the Staff’s comments contained in the Letter are set forth below. For ease of reference, the Staff’s comments are set forth in their entirety.
Compensation Discussion and Analysis, page 15
Comment:
1. We note that Mercer Human Resource Consulting has been retained by the Compensation Committee to assist in the development and evaluation of compensation policies and the committee’s determination of compensation awards. We further note that management has retained Pearl Meyer & Partners to assist it in developing and evaluating compensation policies to recommend to the committee. Please expand your disclosure to describe the material elements of the instructions or directions given to each of Mercer and Pearl Meyer & Partners and provide additional discussion regarding the differences in each compensation consultant’s role. Refer to Item 407(e)(3)(iii) of Regulation S-K.
Response:
The Compensation Committee retained Mercer Human Resource Consulting (“Mercer”) to advise the Committee with respect to CEO and NEO compensation during the 2006 performance year, to recommend appropriate incentive awards for the CEO and NEOs
1111 Westchester Avenue, White Plains, New York 10604 Tel: 914 640 8325 Fax: 914 640 8260 kenneth.siegel@starwoodhotels.com and to advise the Committee on the Company’s 2007 equity program for all employees. Mercer assisted the Committee in evaluating Starwood’s performance and CEO/NEO compensation relative to the peer group companies set forth in the proxy statement and worked directly with the Compensation Committee throughout this process.
Starwood management retained Pearl Meyer & Partners (“Pearl Meyer”) during 2006 to assist with the development and structure of the 2007 equity program covering a broad group of employees, including the CEO and NEOs. Pearl Meyer provided advice regarding equity plan design alternatives in light of Starwood’ business strategy, including specific plan design features. Pearl Meyer worked directly with management. Management recommended the 2007 equity program to the Compensation Committee based on the work developed in conjunction with Pearl Meyer. The Committee, advised by Mercer, approved the program recommendations for the 2007 performance year.
Elements of Compensation, page 15
Comment:
2. Provide a significantly expanded analysis of the levels of compensation paid to the named executive officers. For example, we note disclosure on pages 18 and 19 that describes the mechanics of the Executive Plan and the Annual Incentive Plan yet there is minimal disclosure that discusses how the actual payouts under either plan were determined. Please disclose the amounts of 2006 incentive compensation and provide substantive analysis and insight into how these amounts were determined. Refer also to the disclosure relating to 2006 equity grants, which does not explain in sufficient detail how the Compensation Committee determined the specific long-term incentive awards. Provide a reasonably complete analysis of the specific factors considered by the Compensation Committee in ultimately approving particular pieces of each named executive officer’s compensation package and describe the reasons why the Compensation Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.
Response:
See the response following question 3.
Comment:
3. Although you provide a description of how company performance affects annual incentive compensation, we note minimal analysis of the effect individual performance has on compensation awards despite disclosure that indicates that achievement of strategic/operational performance goals plays an important role in each named executive officer’s compensation package. We refer specifically to your disclosure addressing the Performance Management Process and the PMP rating for each executive. Provide additional detail and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose and discuss in greater detail the achievement of the strategic/operational goals within a named executive officer’s individual area of responsibility. See Item 402(b)(2)(vii) of Regulation S-K.

Response:
We have combined the response for items 2 and 3 because there is overlap between the two questions. The actual payouts under the Annual Incentive Plan for Certain Executives and the Annual Incentive Plan are based upon two components: (1) the Company’s performance against specified financial metrics and (2) the achievement of individual performance goals.
Financial targets based upon EBITDA, EPS performance and operating income are set during the first quarter of the performance year and the financial component is measured against meeting those goals. Based upon the company’s financial results, the financial component of the annual bonus for corporate associates (including the CEO/NEOs other than Mr. Gellein whose financial goal was set based upon the results of Starwood Vacation Ownership, Inc., the Company’s vacation ownership subsidiary) can range from 0-150% of target and was paid out at 130% of target in 2006. The individual bonus component is based upon performance against individual goals and can range from 0-175% of target. The payouts to each of the Named Executive Officers resulting from this individual component are noted below in relation to their individual accomplishments.
Specific accomplishments of the Named Executive Officers are presented below. The achievement and relative difficulty of the performance goals set forth below were critical factors in the Committee’s decision-making process to determine the individual bonus component to be paid to each executive.
Mr. Siegel’s individual accomplishments for the 2006 performance year included the following:
•	Leadership in, and successful completion of, the Company’s transaction with Host Marriott, resulting in the execution of the Company’s “asset right” strategy

•	Streamlined the process for the development group, which resulted in significant growth in the Company’s pipeline in 2006

•	Successfully completed union negotiations, resulting in new labor agreements in key cities with no work stoppage

•	Significantly enhanced Starwood’s ethics and compliance programs

•	Collaborated with the marketing and global development groups on growing and protecting strategic partnerships, including the SPG program

•	Assumed leadership of the Human Resources function, including development of worldwide training programs to align with Starwood’s new global brand strategy
In light of the additional responsibilities assumed by Mr. Siegel in 2006 and the significant contribution of Mr. Siegel to the Company’s performance, he received an “outstanding” performance rating and was awarded 140% of his individual bonus target. Combined with the 130% financial performance component, Mr. Siegel’s 2006 bonus was 135% of target.
Mr. Prabhu’s accomplishments for the 2006 performance year included the following:
•	Leadership in, and successful completion of, the Company’s transaction with Host Marriott, resulting in the execution of the Company’s “asset right” strategy

•	Successfully delivered a company income tax rate and property tax rate on the Company’s owned hotels below the target set

•	Built business models for each Starwood brand incorporating food & beverage, Spa, and retail

•	Led the management team responsible for a major upgrade of key reservation systems and implemented other key IT initiatives

•	Assisted the Real Estate function with its asset sale program

•	Completed an in-depth evaluation/restructuring of the Company’s centralized services program
In light of Mr. Prabhu’s accomplishments, he received an “exceeds expectations” performance rating and was awarded 130% of his individual bonus target. Combined with the 130% financial performance component, Mr. Prabhu’s 2006 bonus was 130% of target.
Mr. Gellein’s accomplishments for the 2006 performance year included the following:
•	Assumed leadership of the Global Development Group (Real Estate), in addition to managing the Company’s vacation ownership business

•	Developed new processes for executing real estate deals, resulting in reduced operating costs per deal

•	Completed development plans for key owned assets and delivered construction projects on time and on budget

•	Completed detailed evaluation and cultivated relationships with the development community

•	Re-engineered the design approval and pre-opening process to streamline operations
In light of the additional responsibilities assumed by Mr. Gellein and the significant contribution of Mr. Gellein to the Company’s performance and operational excellence, he received an “outstanding” performance rating and was awarded 140% of his individual bonus target. Combined with the 142% financial performance component for the SVO business, Mr. Gellein’s 2006 bonus was 141% of target.
Mr. Ouimet joined Starwood in August 2006. His accomplishments for his service in 2006 included the following:
•	Executed approved brand initiatives and played a major role in the successful revitalization of the Company’s Sheraton brand

•	Actively managed and strengthened relationships with hotel owners

•	Adopted plans to improve the guest experience at hotels and improve financial returns

•	Provided support for the Company’s footprint expansion and new investments by the Company.
In light of Mr. Ouimet’s tenure at the Company, the fact that his bonus for 2006 was not pro-rated for his August 2006 hiring date and his immediate impact in the operations area, he received a “meets expectations” performance rating and was awarded 85% of his individual bonus target. Combined with the 130% financial performance component, Mr. Ouimet’s 2006 bonus was 107.5% of target.
Mr. Heyer’s accomplishments for the 2006 performance year included the following:
•	Performance exceeded financial goals on key metrics, including EBITDA, EPS, RevPar Growth, market share, and development

•	The Company outperformed the competition on key metrics, including RevPar growth and market share

•	Development pipeline and signed deals significantly outperformed the industry;

•	New brand standards developed for all brands, in addition to launching two new brands (Aloft and Element)

•	Successfully completed the acquisition and integration of Le Meridien, significantly expanding the Company’s presence in Europe

•	Unlocked value in retained real estate through re-positionings and mixed use development and developed the Company’s “asset right” strategy
While Mr. Heyer successfully completed several key financial, strategic, and operational initiatives, his successful performance in these areas was offset by the Board’s loss of confidence in Mr. Heyer’s leadership and management abilities. As a result, the Committee determined to pay Mr. Heyer’s 2006 bonus at target.
Overall, the Committee paid the majority of the NEO’s above target in consideration of outstanding individual performance, recognition of expanded roles and responsibilities in light of other executive departures, and Starwood’s superior stock performance and successful return of significant value to shareholders.
Equity awards are generally granted in February of each year following the issuance of the Company’s earnings for the previous year. Performance reviews and bonus awards are made at same time. In determining the equity awards granted in 2006, the Committee considered and took into account the Company’s performance and the individual performance of each NEO in 2005 as well as the goals and target performance of the Company for 2006. In addition, the Committee considers structural changes to the equity program and the fact that the Committee targets the median of the peer group for base salary but targets total compensation at the 65% percentile resulting in larger long term incentive awards. Based on the factors set forth above, including the Company’s performance and individual performance of each NEO, the Committee believes that equity award grants in 2006 were appropriate.
Mr. Heyer’s 2006 equity grant was made in accordance with the terms of his employment agreement. Mr. Heyer received the minimum amounts required by his employment agreement and the Committee did not exercise its discretion to increase the amount of the equity awards in February 2006. In approving Mr. Heyer’s employment agreement in 2004, the Committee believed that the minimum equity awards set forth in Mr. Heyer’s employment agreement were appropriate given the agreement’s emphasis on stock options, which have no value unless the stock increases in price. Mr. Heyer’s pay package was predominately performance based and was structured to reward him for the risk assumed by Mr. Heyer in accepting a pay package that was over 90% based on performance compensation.
Total compensation for this group is evaluated against the peer group identified in the proxy. Evaluated on this basis, the Committee believes the actual cash and equity compensation delivered was appropriate in light of the Company’s overall performance and individual executive performance.
Comment:
4. The Compensation Discussion and Analysis should describe the material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of Commission Release No: 33-8732A. For example, we note wide disparities in Mr. Heyer’s salary, the amounts awarded to him under the non-equity incentive plan, and the equity awards granted in February 2006. Although you provide some individualized discussion of Mr. Heyer’s compensation on page 19 and that of the other named executive officers on page 30, please expand your disclosure to provide a concise analysis of how and why the compensation of your highest-paid named executive officer differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.
Response:
Mr. Heyer’s compensation structure was established in 2004 pursuant to his employment agreement. Mr. Heyer and the Company agreed to a compensation structure which was heavily geared towards performance, including equity awards in the form of stock options. As a result, for strong financial and individual performance, Mr. Heyer would benefit greatly in the form of long term incentive compensation (stock options and restricted stock), but he would not receive large compensation if the Company did not perform well or if he voluntarily left the Company after a short period of time (due to the vesting requirements of the equity awards). For the other NEOs, pay is also structured to award performance but to a lesser degree in order to provide the NEOs with a minimum amount of compensation when the Company is unable to achieve its financial and strategic goals. The difference between base salary for the CEO and the other NEOs is significantly less than the difference between incentive compensation, including equity compensation, with base salary accounting for only 6.6% of total compensation for the CEO while accounting for approximately 20% of total compensation for the other NEOs. Part of the reason for the difference is that the CEO’s base salary was set at $1,000,000 to allow for the full deduction of non-performance based compensation established by 162(m) of the Internal Revenue Code of 1986, as amended. As a result of the strong performance of the Company, Mr. Heyer benefited from his compensation design’s heavier weighting on incentive compensation relative to the other NEO’s.
Peer Groups, page 20
Comment:
5. We note that the Compensation Committee uses separate peer groups for pay and performance assessments. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 40213)(2)(xiv) of Regulation S-K.
Response:
The Compensation Committee does not use different peer groups for pay and performance assessments. The Compensation Committee reviews the pay practices and performance of the companies within the same peer group. As stated in the proxy statement, “The Compensation Committee utilizes the peer group for a broad set of comparative purposes, including levels of total compensation, pay mix, incentive plan and equity usage and other terms of employment. The Committee also reviews Company performance against the peers.” However, the group used for purposes of the shareholder performance graph as part of the Annual Report on Form 10-K is different than the peer group for compensation purposes.

Annual Incentive Compensation, page 22
Comment:
6. Please disclose the specific items of company performance, such as those relating to EBITDA, operating income and earnings per share as well as any other corporate and business unit financial and operating objectives, including “Big 5” objectives, and how your incentive awards are specifically structured around such performance goals. See Item 402(b)(2)(v) and Instruction 2 to Item 402(b). Alternatively, provide on a supplemental basis a detailed explanation of why you believe that disclosure of these targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4: to Item 402(b). To the extent that it is appropriate to omit specific targets or performance objectives, provide disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult or likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.
Response:
The Company respectfully advises the Staff that the Company did not disclose the specific items of company performance (e.g., EBITDA, operating income and earnings per share) or any other corporate or business unit financial and operating objectives (e.g., “Big 5” objectives) (collectively, the “Targets”) because the Company believes the Targets involve confidential financial and commercial information the disclosure of which would result in competitive harm to the Company. You have asked for a detailed explanation as to why the Company believes that non-disclosure of the Targets is justified.
In this regard, Instruction 4 to Item 402(b) provides that a registrant is not required to disclose target levels with respect to specific quantitative or qualitative performance-related factors considered by the compensation committee or the board of directors, or any other factors or criteria involving confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm to the registrant. Instruction 4 and Question 3.04 of the Commission’s Item 402 Interpretations together clarify that a company should use the same standard, for evaluating whether target levels (and other factors or criteria) may be omitted, that it would use when making a confidential treatment request under Securities Act Rule 4061 or Exchange Act Rule 24b-22 (together, the “Rules”). The Rules provide several exemptions from disclosure by way of cross reference to the criteria for non-disclosure under the Freedom of Information Act and the corresponding regulations3, including but not limited to an exemption for “trade secrets and commercial or financial information obtained from a person and privileged and confidential” (“Exemption 4”).

[1]	17 C.F.R. § 230.406.

[2]	17 C.F.R. § 24b.2.

[3]	5 U.S.C. §552; 17 C.F.R. § 200.80 et. seq.

Although the exemptions are to be narrowly construed, such exemptions, including Exemption 4, were intended by Congress “to have meaningful reach and application.”4 The following three-part test must be satisfied for Exemption 4 to apply5: (1) the information for which an exemption is sought must be a trade secret or such information must be commercial or financial in character; (2) such information must be obtained from a person (which includes a corporation); and (3) such information must be privileged or confidential. Each of the elements is reviewed separately below.
Commercial or Financial
     As stated in Public Citizen Health Research Group v. Food and Drug Administration6, the terms “commercial” and “financial” as used in Exemption 4 should be given their “ordinary meanings.”7 Certain of the Targets consist of earnings per share, net income, and operating income goals to be achieved by the Company.8 These Targets, which are described under the heading “Financial Goals” in the CD&A, are financial in nature. The remaining Targets, which are described in the CD&A under the heading “Strategic/Operational Goals” relate to plans and processes for conducting and improving the Company’s business and are commercial in nature. Therefore, the Company believes that the Targets satisfy the first part of the three-part test of Exemption 4, i.e., because each of the Targets is “either commercial or financial in nature.”
Obtained from a Person
     The Targets originate from the Company. As noted above, the term “person” encompasses a corporation.9 Therefore, the Targets were “obtained from a person,” and the Company believes that the second part of the three-part test of Exemption 4 is satisfied.
     Confidential
     Because public disclosure of the Targets would cause substantial harm to its competitive position, the Company is relying upon the rulings in National Parks and Conservation Association v. Morton10 and National Parks and Conservation Association v. Kleppe11 to conclude that the Targets are confidential within the meaning of the third

[4]	John Doe Agency v. John Doe Corporation, 493 U.S. 146, 152, 110 S. Ct. 471, 475 (1989).

[5]	See Nadler v. Federal Deposit Ins. Corp., 92 F.3d 93, 95 (2nd Cir. 1996); Inner City Press/Community on the Move v. Board of Governors of the Federal Reserve System, 463 F.3d 239, 244 (2nd Cir. 2006).

[6]	704 F.2d 1280 (D.C. Cir. 1983).

[7]	Id. at 1290.

[8]	As stated in the CD&A’s discussion of the Financial Goals that apply to Annual Incentive Compensation: “The Company financial goals for Named Executive Officers under the Executive Plan and AIP consist of a combination of EBITDA and earnings per share targets for Mr. Heyer and operating income and earnings per share targets for our other Named Executive Officers.”

[9]	Comstock International (U.S.A.), Inc. v. Export-Import Bank of U.S., 464 F. Supp. 804, 806 (D.D.C. 1979).

[10]	498 F.2d 765 (D.C. Cir. 1974).

[11]	547 F.2d 673 (D.C. Cir. 1976).

part of Exemption 4. Under these rulings, information is “confidential” for purposes of Exemption 4 if “disclosure of the information is likely . . . to cause substantial harm to the competitive position of the person from whom the information was obtained.”12 For purposes of Exemption 4, the release of information will cause substantial competitive harm if (1) actual competition exists, and (2) there is a likelihood of substantial competitive injury resulting from disclosure of such information.13
     The Company operates in a highly competitive industry. The Company competes with numerous well-established hospitality companies located throughout the world, each of which is actively trying to improve its position in the market. Public disclosure of the Targets would significantly advantage the Company’s competitors, resulting in substantial competitive injury to the Company. Specifically, if the “financial goal” Targets were publicly available, a competitor of the Company could combine this information with its existing information regarding the Company and the market to discern critical additional information about the Company’s planned investment activity and internal staffing levels, and thereby anticipate whether, and to what extent, the Company is being expansionist or more conservative. This insight could critically enhance a competitor’s ability to time its efforts to target the Company in order to increase market share. In addition, over time, viewed in combination with information on payouts for completed years, the scope and size of insight available to competitors would expand. In turn, if the “strategic/operational goal” Targets were publicly available, competitors would obtain critical information about the Company’s strategies, priorities, initiatives, methods and procedures. In this regard, please note that these Targets contain more detail and specificity, and hence would involve a greater risk of competitive harm in the event of disclosure, than the enumeration of accomplishments provided in the response to questions 2 and 3.
     There are also other competitive risks associated with disclosure of the Targets. Recently there have been takeover rumors concerning the Company. In effect, this presents the prospect of a competitor who wants the Company’s customers and control of the business as well. Disclosure of the Targets would deliver valuable insight to such a competitor. It would also enhance the ability of competitors to recruit away the Company’s employees. For all these reasons, the Company believes that public disclosure of the Targets could be seriously detrimental to the Company’s competitive position.
     In this regard, it is important to note that these internal targets differ from the earnings expectations released publicly by the Company. The Targets are neither released nor available publicly, nor is it possible to ascertain the Targets from public sources. Thus, it will not be possible for the Targets to become public knowledge unless the Commission requires that they be disclosed.
     Difficulty of Attainment
     Instruction 4 and Question 3.04 provide that if a company withholds information pursuant to Exemption 4, the Company must discuss how difficult it will be to achieve the undisclosed Targets. You have asked the Company to provide this discussion and, in

[12]	National Parks and Conservation Association v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974).

[13]	See Frazee v. United States Forest Service, 97 F.3d 367, 371 (9th Cir. 1996).

doing so, to provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. In this regard, the Company notes that it disclosed in the CD&A that “as the Company generally sets target incentive award opportunities above market median, the financial and strategic/operational goals to achieve such award levels are considered stretch but achievable, representing above-market performance.” Realizing the inherent limitations of a verbal description in this area, the Company supplemented this by providing quantitative information about past performance and awards. Specifically, the Company included a table detailing actual performance achieved by seven executives as a percentage of target over the past five years, and it accompanied this with the following description that synthesized and explained the information in the table.
Over the past five years, the Company has achieved financial performance in excess of the target level three times, it achieved the maximum performance level once in 2004 and did not meet target performance once in 2002 following the events of September 11, 2001 and the subsequent weakening of the global economy. Taking both Company and individual performance into account, the payout percentage for the Named Executive Officers over the past five years has ranged from 45% to 175% of the executive’s target award opportunity with an average payout percentage for these individuals over the past five years of 122% of the target award opportunity. Generally, the Compensation Committee sets the minimum, target and maximum levels such that the relative difficulty of achieving the target level is consistent from year to year.
This tabular and narrative disclosure gives a clear, quantitative perspective on the difficulty of achieving Targets. In addition, the narrative points out that the prior practice presented in the table is indicative of the Company’s standard on-going practice, by noting that Compensation Committee sets targets at a level from year-to-year that results in a consistent level of difficulty. The Company thinks that this disclosure effectively addresses the question of difficulty of attainment. Indeed, the September-October 2007 issue of The Corporate Executive noted the usefulness of this approach in this context, stating that:
[i]ssuers should seek to provide disclosure here that describes whether the target is a “real” target to serve as an incentive for an executive, or whether it is merely a modest target where achievement is relatively assumed. In the absence of specific quantitative levels, the use of historical data and an explanation of past experience with particular targets can help immensely in describing “the ‘reality’ of the target.”
Taken together, the general description of difficulty included in the CD&A and this historical information enable shareholders and other interested parties to meaningfully gauge “the ‘reality” of the target.” Accordingly, the Company believes it has provided as much insight as possible regarding the likelihood that the Targets will be achieved.

Potential Payments Upon Termination or Change-in-Control, page 34
Comment:
7. We note the various severance and post-termination arrangements you have with the named executive officers and various scenarios described starting on page 34. Please consider revising your disclosure to provide the aggregate benefit to each named executive officer under the various scenarios described. In addition, in the Compensation Discussion and Analysis, you should describe and explain why you structured the payment and benefit levels under the various circumstances that would trigger payments or provision of benefits upon termination or change in control. See paragraphs (b)(l)(v) and (j)(3) of Item 402 of Regulation S-K. Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.
Response:
We will provide the requested disclosure in future filings.
Comment:
8. You state on page 38 that, given that Messrs Heyer and Benito incurred employment terminations in early 2007 prior to the filing of this proxy statement and that quantitative disclosure of the amounts payable pursuant to their separation agreements has been provided, the company has not included amounts that might have been made to them in the event the employment had terminated on December 31, 2006. Please ensure that your disclosure is consistent with Instruction 4 to Regulation S-K Item 402(i), which states that, where a triggering event actually has occurred for a named executive officer and that individual was not serving as a named executive officer at the end of the last completed fiscal year, then the disclosure required by Item 402(j) for that named executive officer shall apply only to that triggering event. In addition, it is not clear whether Mr. Heyer received compensation in excess of that which was set forth in the employment agreement.
Response:
We believe that we have fully complied with Instruction 4 to Item 402(j). In the case of Messrs. Heyer and Benito, the entire severance arrangement for each executive is specifically detailed in the proxy statement (see page 36-37). We note that Mr. Heyer received only what he was entitled to receive under his employment agreement for a voluntary separation by the executive without good reason. To the extent the disclosure is not clear, we will provide clearer language in future filings.
Directors Compensation, page 38
Comment:
9. For each director, disclose by footnote to the stock and option awards columns of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R. See Instruction to Regulation S-K Item 4020(2)(iii) and (iv).

Response:
Attached is a spreadsheet setting forth the grant date fair value. We will provide the disclosure in future filings.
Certain Relationships and Related transactions, page 43
Comment:
10. Please provide the full disclosure required by Item 404(b) of Regulation S-K. For example, please include a discussion of the standards to be applied pursuant to your policy for approving related party transactions and include a statement of whether the policies and procedures for review or approval of related party transactions are in writing, and, if not, how such policies are evidenced.
Response:
The Governance and Nominating Committee (the “Committee”) is charged with establishing and reviewing (on a periodic basis) the Company’s Corporate Opportunity Policy pursuant to which each director, trustee and executive officer is required to submit to the Committee any opportunity that such person reasonably believes (1) is within the Company’s existing line of business or (2) is one in which the Company either has an existing interest or a reasonable expectancy of an interest, and (3) the Company is reasonably capable of pursuing. The Corporate Opportunity Policy is a written policy that provides that the Committee should consider all relevant facts and circumstances to determine whether it should (i) reject the proposed transaction on behalf of Company; (ii) conclude that the proposed transaction is appropriate and suggest that the Company pursue it on the terms presented or on different terms, and in the case of a Corporate Opportunity suggest that the Company pursue the Corporate Opportunity on its own, with the party who brought the proposed transaction to the Company’s attention or with another third party; or (iii) ask the full Board to consider the proposed transaction so the Board may then take either of the actions described in (i) or (ii) above, and, at the Committee’s option, in connection with (iii), make recommendations to the Board. Any person bringing a proposed transaction to the Committee is obligated to provide any and all information available to the Committee and to recuse himself from any vote or other deliberation.
If you have any questions or comments in connection with any of the foregoing, please call me at (914) 640-8235 or Jared Finkelstein, Senior Vice President — Law, at (914) 640-8212. Facsimile transmissions may be sent to either of us at (914) 640-8260.

Very truly yours, STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
By:	/s/ Kenneth S. Siegel
Kenneth S. Siegel
Chief Administrative Officer & General Counsel

BOD Grant Date FV of 2006 Stock & Option Awards

						Grant Date
		Number of		Number of		Fair Value of
		Shares of		Securities	Share Price	Stock and
		Stock or		Underlying	on Grant	Option
	Grant Date	Units (#)		Options(#)	Date	Awards

Aron	8/1/2006			3,375		54,492
	9/30/2006	158			57.565	9,095
	12/31/2006	239			62.93	15,040
Barshefsky	2/7/2006			4,500	(1)	82,552
	3/31/2006	196	(1)		68.03	13,334
	6/30/2006	239			60.34	14,421
	9/30/2006	239			57.565	13,758
	12/31/2006	239			62.93	15,040
Chapus	2/7/2006			4,500	(1)	82,552
	3/31/2006	196	(1)		68.03	13,334
	6/30/2006	239			60.34	14,421
	9/30/2006	239			57.565	13,758
	12/31/2006	239			62.93	15,040
Duncan	2/7/2006			4,500	(1)	82,552
	3/31/2006	196	(1)		68.03	13,334
	6/30/2006	239			60.34	14,421
	6/30/2006	1740			60.34	104,992
	6/30/2006	652			60.34	39,342
	6/30/2006	652			60.34	39,342
	9/30/2006	239			57.565	13,758
	9/30/2006	652			57.565	37,532
	12/31/2006	652			62.93	41,030
	12/31/2006	239			62.93	15,040
Galbreath	2/7/2006			4,500	(1)	82,552
	3/31/2006	196	(1)		68.03	13,334
	6/30/2006	239			60.34	14,421
	9/30/2006	239			57.565	13,758
	12/31/2006	239			62.93	15,040
Hippeau	2/7/2006			4,500	(1)	82,552
	3/31/2006	196	(1)		68.03	13,334
	6/30/2006	239			60.34	14,421
	9/30/2006	239			57.565	13,758
	12/31/2006	239			62.93	15,040
Quazzo	2/7/2006			4,500	(1)	82,552
	3/31/2006	196	(1)		68.03	13,334
	6/30/2006	239			60.34	14,421
	9/30/2006	239			57.565	13,758
	12/31/2006	239			62.93	15,040
Ryder	2/7/2006			4,500	(1)	82,552
	3/31/2006	196	(1)		68.03	13,334
	6/30/2006	239			60.34	14,421
	9/30/2006	239			57.565	13,758
	12/31/2006	239			62.93	15,040
Yih	2/7/2006			4,500	(1)	82,552
	3/31/2006	196	(1)		68.03	13,334
	6/30/2006	239			60.34	14,421
	9/30/2006	239			57.565	13,758
	12/31/2006	239			62.93	15,040
Youngblood	2/7/2006			4,500	(1)	82,552
	3/31/2006	98	(1)		68.03	6,667
	6/30/2006	120			60.34	7,241
	9/30/2006	120			57.565	6,908
	12/31/2006	120			62.93	7,552

(1)	These shares of stock, units, and options were granted prior to the Host Transaction. As such, the number of shares of stock or units and the number of securities underlying the options was subsequently adjusted upon execution of the Host Transaction on April 10, 2006.